P.E. 1/31/02

02017042

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of JANUARY 2002

CUMBERLAND RESOURCES LTD.

906-595 HOWE STREET, VANCOUVER, BC, CANADA, V6C 2T5

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND RESOURCES LTD.
(Registrant)

Date February 22, 2002

Glen Dickson, President

CUMBERLAND RESOURCES LTD

Listed on the Toronto Stock Exchange: CBD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5

Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 02-01
January 17, 2002

NEWS RELEASE

MELIADINE WEST PROJECT: $500,000 OPTION PAYMENT RECEIVED

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") is pleased to report that it has received its 50% share of the annual option payment totalling $1,000,000 from WMC International Ltd. with respect to the Meliadine West Joint Venture Agreement.

WMC has recently divested their producing gold assets and has notified the Company of its intention to divest its interest in the Meliadine West Project. Cumberland and Comaplex Minerals Corp. have a pre-emptive first right of refusal on the sale of the Meliadine West Project.

The Meliadine West Project is held 56% by WMC International Ltd., 22% by Cumberland and 22% by Comaplex Minerals Corp. WMC is the Operator and finances all expenditures on the project.

In October, 2000 WMC issued resource estimates for the Meliadine West Project (see news Release NR00-08). An inferred category resource of 22.1 million tonnes grading 6.32 g/t gold was estimated by WMC. To date, WMC has incurred approximately Cdn. $55 million on the Meliadine West Joint Venture.

In 2001, a small exploration program conducted by WMC defined additional grass root targets. The Company has not been informed of any work scheduled on the project in 2002.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company has approximately $6.4 million in cash and is advancing its Meadowbank project located in the Nunavut Territory, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

ON BEHALF OF THE BOARD OF
CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, P.Geo."
Senior Vice President

CUMBERLAND RESOURCES LTD

Listed on the Toronto Stock Exchange:CBD

#906 – 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 02-02
January 24, 2002

NEWS RELEASE

MEADOWBANK GOLD PROJECT: REVISED ECONOMIC STUDIES INDICATE IMPROVED ECONOMICS. MAJOR PROGRAM PLANNED FOR 2002.

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") is pleased to announce the results of a Preliminary Assessment ("Study") on the Company's 100% owned Meadowbank Gold Project, located 70km north of Baker Lake, Nunavut.

As a result of a 50% increase in estimated resources over pre-feasibility studies in April 2000, the Company, and consulting engineers MRDI Canada ("MRDI"), a division of AMEC E&C Services Limited, have completed the Preliminary Assessment using a planned production rate of 4700 TPD (1.71 Mtpa) from both open pit and underground designs. This Study forecasts economics based on measured, indicated and inferred resources. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

The Preliminary Assessment was completed under the direction of Stephen Hodgson P.Eng., President of MRDI Canada, an independent Qualified Person as defined by National Instrument 43-101.

A summary of the highlights of the study is as follows:

Revised Economic Studies (\$US 300 Gold [1])

Plant Throughput[1]	1.71 Mtpa
Mine Life	8.3 years
Metallurgical Recovery [1]	90.6%
Life of Mine Gold Production	2.04 M oz
Average Annual Gold Production	246,000 oz
Initial Capital Cost (millions)	\$US 123.5
Sustaining Capital (millions) [1]	\$US 13.2
Cash Operating Cost [1,2,3,4]	\$US 160
Total Cash Cost [1,2,3,4]	\$US 168
Total Production Cost [1,2,3]	\$US 235
Net Present Value (0% discount) [3]	\$US 90.8 M
Net Present Value (5% discount) [3]	\$US 34.7 M
Internal Rate of Return [3]	10.4%
Payback period [3]	4.9 years

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

1. over the life of the mine
2. per ounce gold
3. 100% equity basis, after tax, owner operated
4. Cash Operating Cost and Total Cash Costs as defined by The Gold Institute

Basis for Study

Pre-feasibility level studies in April, 2000 concluded that resource increases or improved gold prices were required for the economic viability of the Meadowbank project. An optimum rate of production at 2500 TPD (see News Release NR00-07) was recommended given then identified project parameters.

In late 2000 the Company discovered the Vault deposit, located 5 km north of the original four deposits. As a result, total estimated resources from the five gold deposits at Meadowbank are as follows:

Meadowbank - 2002 Resources*		Contained Oz. Gold
Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold

*All resources estimated by MRDI Canada (see March 2000 release NR00-02 and October 2001 release NR01-06). Classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000). Mineral resources which are not reserves do not have demonstrated economic viability.

With the added Vault open pit and underground material and revised open pit designs at the Third Portage deposit the suggested optimum production rate is now 4700 tpd.

Similar to the Pre-feasibility study, a mine plan incorporating year-round production, seasonal road and barge access with fly-in/fly-out personnel rotation was used as the basis for the Preliminary Assessment. The Study contemplates that Meadowbank would be operated primarily as a conventional, bulk-tonnage, open-pit mine using an owner operated fleet. Mill feed would be supplied from one large open pit (combining the Third Portage and North Portage deposits) and two satellite pits (Goose and Vault) located 400 m and 5 km away respectively. The cost of underground access and development has been included for deeper resources at the Vault and Goose Island deposits.

The Study incorporates revised capital and sustaining capital estimates based on the purchase of all new mining and processing equipment.

Study Results

The discovery of the Vault deposit and its inclusion in the mine plan for Meadowbank has had a positive impact on the potential project economics.

Preliminary Assessment 2002 - Gold Price Sensitivity *(US Dollars)*

Life of Mine Gold Price	**$ 275**	**$ 300**	**$ 325**
Net Present Value (0% discount) [1]	$ 61.6 M	$90.8 M	$119.7 M
Net Present Value (5% discount) [1]	$ 13.6 M	$34.7 M	$55.5 M
Internal Rate of Return [1]	7.2%	10.4%	13.5%
Payback period (years)	6.1	4.9	4.1

1. 100% equity basis, after tax, owner operated

(i) The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

In particular, the additional resource has allowed the potential production rate to be increased while maintaining a reasonable mine life. This increased production rate has resulted in a reduction of the estimated operating costs and significant increases to the production forecast:

	2000 Pre-feasibility Mining Volumes*			2002 Revised Mining Volumes*		
	Tons	Grade	Contained	Tons	Grade	Contained
	(000 t)	(g/t)	Oz.	(000 t)	(g/t)	Oz.
OPEN PIT						
Third Portage						
Measured and Indicated	4,724	5.19	789,000	7,711	4.52	1,120,700
Inferred*	483	5.11	81,000	2,660	4.31	378,900
Goose Island						
Measured and indicated	778	6.96	174,000	778	6.96	174,100
Inferred*	172	6.20	35,000	172	6.20	34,300
Vault						
Inferred*				1,288	3.92	162,300
UNDERGROUND						
Third Portage						
Inferred*	336	9.10	98,000			
Goose Island						
Inferred*	532	9.39	161,000	532	9.39	161,600
North Portage						
Inferred*	132	7.13	30,000			
Vault						
Inferred*				1,271	5.32	217,400
Total Mine Plan	**7,157**	**5.93**	**1,365,000**	**14,411**	**4.86**	**2,249,000**
Open Pit Strip Ratio			7.49:1			7.78:1

* Dilution factors applied to account for planned mining method

(ii) The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

"The higher production rate evaluated in this Study generates substantial projected cash flows – even at today's low gold prices. We believe there are several opportunities including additional resources and capital cost savings through contract mining or selection of used equipment that will further improve the economics of the project. We also believe that with additional metallurgical testing, improved gold recoveries may be achieved. Currently, there are less than a handful of developing gold projects in North America that can offer the size and low cost potential that Meadowbank offers. " said Kerry Curtis, Senior Vice-President of Cumberland Resources Ltd.

2002 Exploration and Development Program

Management is planning a two phase $CDN 4.5 M program for the project in 2002. The target of the proposed program, which is subject to Board approval, is to improve the project economics by adding sufficient resources to support a 10 year mine plan. A contingent, Phase 2 program will incorporate engineering and definition drilling to improve resource classification in preparation for reserve estimation and Feasibility. Details of the proposed program will be announced as finalized.

Cumberland Resources is a Canadian gold exploration company with interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried). The Company is well financed with approximately $6.4 million and is advancing the Meadowbank Gold Project, located in Nunavut, Canada.

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the Corporation's control which may cause actual results, performance or achievements of the Corporation to be materially different from the results, performance or expectations implied by these forward looking statements.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)" does not equate to ``reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources" are sometimes referred to as ``mineralization" or ``mineral deposits".